June 26, 2024

VIA EDGAR

Mr. Steve Lo

Ms. Shannon Buskirk

Ms. Claudia Rios

Ms. Laura Nicholson

Division of Corporate Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE Washington, D.C. 20549

Re:	Lakeside Holding Limited (CIK No. 0001996192)
Registration Statement on Form S-1, as amended (File No. 333-278416)
Registration Statement on Form 8-A (File No. 001-42140)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Lakeside Holding Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1 (the “S-1 Registration Statement”) be accelerated to, and that the S-1 Registration Statement become effective at 5:00 p.m., Eastern Time, on Thursday, June 27, 2024, or as soon as thereafter practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, covering the common stock of the Company, be declared effective concurrently with the S-1 Registration Statement (the S-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s counsel, DLA Piper UK LLP.

The Company understands that the underwriters have joined in this request in a separate letter filed with the Securities and Exchange Commission today.

[Signature page follows]

Very truly yours,

Lakeside Holding Limited

By:	/s/ Henry Liu
Name:	Henry Liu
Title:	Chairman and Chief Executive Officer

[Signature Page — Acceleration Request Letter — Company]